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EXHIBIT 12A

                           NEWCOURT CREDIT GROUP INC.
                      COMPUTATION OF RATIO OF EARNINGS TO
                                 FIXED CHARGES
                          (DOLLARS IN U.S. THOUSANDS)

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PERIOD ENDED                                                                      DECEMBER 31,
                                             June 30,    --------------------------------------------------------
                                               1999          1998        1997        1996       1995       1994
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
Earnings from continuing operations:
     Income before income taxes and
       extraordinary loss                    $162,885      $304,170    $ 10,356    $ 41,332    $22,281    $14,575

     Deduct undistributed earnings on
       equity investments, net of losses           --            --          --          --         --         --

     Add fixed charges included in
       income before income taxes            $416,636      $641,319    $ 95,654    $ 68,590    $42,318    $26,273
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Total earnings from continuing
  operations, as adjusted                    $579,521      $945,489    $106,011    $109,922    $64,599    $40,848
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Total fixed charges*                         $416,636      $641,319    $ 95,654    $ 68,590    $42,318    $26,273

Ratio of earnings to fixed charges               1.39          1.47        1.11        1.60       1.53       1.55
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* Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor.